AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT, dated as of August 15, 2017.

BETWEEN:

POLLEX, Inc., a Nevada corporation, having its office 4th Floor, 15-14, Samsan-ro 308beon-gil, Nam-gu, Ulsan, Republic of Korea 44715 (“Pollex”)

AND:

eMARINE Global MERGER SUB Inc., a Nevada corporation, having its office at 701 S. Carson Street – Suite 200, Carson City, Nevada 89701 (“Merger Sub”)

WHEREAS:

A. Merger Sub is the wholly-owned subsidiary of Pollex;

B. The board of directors of Merger Sub and Pollex deem it advisable and in the best interests of their respective companies and shareholders that Merger Sub be merged with and into Pollex, with Pollex remaining as the surviving corporation under the name “eMARINE Global Inc.”;

C. The board of directors of Merger Sub have approved the plan of merger embodied in this Agreement; and

D. The board of directors of Pollex have approved the plan of merger embodied in this Agreement.

THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto do hereby agree to merge on the terms and conditions herein provided, as follows:

1. the merger

1.1 The Merger

Upon the terms and subject to the conditions hereof, on the Effective Date (as hereinafter defined), Merger Sub shall be merged with and into Pollex in accordance with the applicable laws of the State of Nevada (the “Merger”). The separate existence of Merger Sub shall cease, and Pollex shall be the surviving corporation under the name “eMARINE Global Inc.” (the “Surviving Corporation”) and shall be governed by the laws of the State of Nevada.

1.2 Effective Date

The Merger shall become effective on August 15, 2017 or such later date and time (the “Effective Date”) that:

(a)	the Articles of Merger, in substantially the form annexed hereto as Appendix A, that the parties hereto intend to deliver to the Secretary of State of the State of Nevada, are accepted and declared effective by the Secretary of State of the State of Nevada; and

(b)	after satisfaction of the requirements of the laws of the State of Nevada.

1.3 Articles of Incorporation

On the Effective Date, the Articles of Incorporation of Pollex, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the Articles of Incorporation of the Surviving Corporation except that Article 1 of the Articles of Incorporation of Pollex, as the Surviving Corporation, shall be amended to state that the name of the corporation is “eMARINE Global Inc.”

1.4 Bylaws

On the Effective Date, the Bylaws of Pollex, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the bylaws of the Surviving Corporation.

1.5 Directors and Officers

The directors and officers of Pollex immediately prior to the Effective Date shall be the directors and officers of the Surviving Corporation, until their successors shall have been duly elected and qualified or until otherwise provided by law, the Articles of Incorporation of the Surviving Corporation or the Bylaws of the Surviving Corporation.

2. effect of the merger

2.1 Rights, Privileges, etc.

On the Effective Date of the Merger, the Surviving Corporation, without further act, deed or other transfer, shall retain or succeed to, as the case may be, and possess and be vested with all the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, of Merger Sub and Pollex; all property of every description and every interest therein, and all debts and other obligations of or belonging to or due to each of Merger Sub and Pollex on whatever account shall thereafter be taken and deemed to be held by or transferred to, as the case may be, or invested in the Surviving Corporation without further act or deed, title to any real estate, or any interest therein vested in Merger Sub or Pollex, shall not revert or in any way be impaired by reason of this merger; and all of the rights of creditors of Merger Sub and Pollex shall be preserved unimpaired, and all liens upon the property of Merger Sub or Pollex shall be preserved unimpaired, and all debts, liabilities, obligations and duties of the respective corporations shall thenceforth remain with or be attached to, as the case may be, the Surviving Corporation and may be enforced against it to the same extent as if all of said debts, liabilities, obligations and duties had been incurred or contracted by it.

2.2 Further Assurances

From time to time, as and when required by the Surviving Corporation or by its successors and assigns, there shall be executed and delivered on behalf of Merger Sub such deeds and other instruments, and there shall be taken or caused to be taken by it such further other action, as shall be appropriate or necessary in order to vest or perfect in or to confirm of record or otherwise in the Surviving Corporation the title to and possession of all the property, interest, assets, rights, privileges, immunities, powers, franchises and authority of Merger Sub and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of Merger Sub or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

3. GENERAL

3.1 Abandonment

Notwithstanding any approval of the Merger or this Agreement by the shareholders of Merger Sub or Pollex or both, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by mutual written agreement of Merger Sub and Pollex.

3.2 Amendment

At any time prior to the Effective Date, this Agreement may be amended or modified in writing by the board of directors of both Merger Sub and Pollex.

3.3 Governing Law

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada.

3.4 Counterparts

In order to facilitate the filing and recording of this Agreement, the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

3.5 Electronic Means

Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date hereof.

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date set forth above.

Pollex, Inc.

Per:
Authorized Signatory

EMARINE GLOBAL Merger Sub Inc.

Per:
Authorized Signatory

Appendix A

ARTICLES OF MERGER